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Timothy P. Selby	Direct Dial: 212-210-9494	E-mail: tim.selby@alston.com

April 27, 2009

VIA           EDGAR & OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3651
Attn: Mr. Philip L. Rothenberg, Mail Stop 3010

Re:	RJO Global Trust Post-Effective Amendment No. 4 to Form S-1 Filed on April 3, 2009 File No. 333-146177

Ladies and Gentlemen:

           We represent R.J. O’Brien Fund Management, LLC (the “Managing Owner”), the managing owner of RJO Global Trust (the “Registrant”) and are writing in response to your letter dated April 17, 2009, regarding the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 that was filed with the Commission via EDGAR on April 3, 2009.  On behalf of the Registrant and the Managing Owner, we hereby submit the following responses, which are numbered to correspond to the Staff’s comment letter dated April 17, 2009.

Comment #1

We note that you have requested confidential treatment of portions of a certain material agreement filed with the Commission. Please be advised that comments, if any, to this confidential treatment request will be forthcoming in a separate letter. If we issue any comments to this confidential treatment request, we will act upon any request for acceleration of the effective date of the Form S-1 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

Response #1

On April 22, 2009, we were advised, via telephone, by Mr. Rothenberg that the request for confidential treatment was granted for the above-referenced filing (File No. 0-22887 - CF#23436).

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

United States Securities and Exchange Commission
April 27, 2009

Comment #2

You disclose that you incorporate by reference into the prospectus certain documents listed on page 9, including exhibits, “except to the extent information in those documents differs from information contained in this prospectus.” Please explain to us what this phrase means and why you have included this language in the prospectus.

Response #2

The Registrant will remove the above-referenced language from page 9 of the prospectus prior to printing the prospectus.  A final copy of the prospectus will be filed with the Commission pursuant to Rule 424(b) immediately after the prospectus has been declared effective.

Additionally, pursuant to your request, this letter constitutes an acknowledgement on behalf of the Managing Owner and the Registrant that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy P. Selby
Timothy P. Selby

ALP:alp
cc:	Ms. Annette A. Cazenave, R.J. O'Brien Fund Management, LLC Ms. Kimberly Lynch, R.J. O’Brien Fund Management, LLC